UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-15244

Credit Suisse Group AG (UBS Group AG, as successor by merger to Credit Suisse Group AG)
(Exact name of registrant as specified in its charter)

Paradeplatz 8, 8001 Zurich, Switzerland

+41 44 333 1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares each representing one Share Shares par value CHF 0.04 * Subordinated guarantees in connection with the guaranteed senior debt securities of Credit Suisse (USA), Inc.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	⌧
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

American Depositary Shares each representing one Share	0
Shares par value CHF 0.04	0*
Subordinated guarantees in connection with the guaranteed senior debt securities of Credit Suisse (USA), Inc.	N/A**

On June 12, 2023, pursuant to that certain Merger Agreement, dated March 19, 2023, as amended and restated on April 6, 2023 and as further amended and restated on May 22, 2023, between Credit Suisse Group AG and UBS Group AG, Credit Suisse Group AG was acquired by UBS Group AG (the “Merger”), with UBS Group AG being the absorbing company which will continue to operate and Credit Suisse Group AG being the absorbed company which ceased to exist.

*Not for trading, but only in connection with the registration of the American Depositary Shares

**In connection with the Merger, UBS Group AG assumed all obligations of Credit Suisse Group AG under its existing subordinated guarantees in connection with the guaranteed senior debt securities of Credit Suisse (USA), Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, UBS Group AG, as successor by merger to Credit Suisse Group AG, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UBS GROUP AG
(as successor by merger to Credit Suisse Group AG)

Date:	June 22, 2023	By:	/s/ David Kelly
		Name:	David Kelly
		Title:	Managing Director